Exhibit (d.19)

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the ____ day of ___________, 2016 between Frontegra Asset Management, Inc. (the “Adviser”) and Frontier Funds, Inc. (the “Corporation”), on behalf of the Frontier Silk Invest New Horizons Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Fund and the Adviser and/or assume expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and other costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Fund’s investments in other investment companies) and other extraordinary expenses, do not exceed the following percentages on an annual basis of the average daily net assets attributable to the Fund’s Institutional Class and Service Class shares, as applicable:

	Institutional Class	Service Class

Frontier Silk Invest New Horizons Fund	1.85%	2.00%

In addition, the Adviser or an affiliate shall reimburse the Fund the amount of certain brokerage commissions as provided in the subadvisory agreement between the Adviser and Silk Invest Limited, on behalf of the Fund.  The Adviser shall be entitled to recoup such amounts from a Fund for a period of up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for that Fund.

This Agreement shall continue in effect until October 31, 2018.  Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

FRONTEGRA ASSET MANAGEMENT, INC.

By:

William D. Forsyth III

President

FRONTIER FUNDS, INC.

By:

William D. Forsyth III

President